Exhibit 12

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC AND SUBSIDIARIES
(AN INDIRECT WHOLLY OWNED SUBSIDIARY OF CENTERPOINT ENERGY, INC.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Nine Months Ended September 30,
	2007	2008

Net Income	$223	$196
Income taxes	111	113
Capitalized interest	(8)	(5)
	326	304

Fixed charges, as defined:

Interest	174	182
Capitalized interest	8	5
Interest component of rentals charged to operating expense	1	1
Total fixed charges	183	188

Earnings, as defined	$509	$492

Ratio of earnings to fixed charges	2.78	2.61
          ________
(1)
Excluded from the computation of fixed charges for the nine months ended September 30, 2007 and 2008 is interest expense of $3 million and $7 million, respectively, which is included in income tax expense. The ratio of earnings to fixed charges would be 2.74 and 2.53, respectively, for the nine months ended September 30, 2007 and 2008, if the interest expense included in income tax expense were included in the computation of fixed charges.